Exhibit 99.1

AVL and Westport Sign Agreement to Deliver Next-Generation HPDI Technology

~ AVL's Global Engineering Capability to Support Rapid Adoption of Advanced Natural Gas Engine Technology ~

VANCOUVER, Dec. 18, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, and AVL List GmbH., the world's leading independent company for development, simulation and testing technology of powertrains for global original equipment manufacturers (OEMs), announced today that they have entered into an agreement to deliver next-generation High Pressure Direct Injection (HPDI) gas technology.

This agreement enables Westport and AVL to leverage Westport's proprietary HPDI 2.0 natural gas technology, along with AVL's engine and powertrain development capabilities, proprietary techniques and global market reach, for timely delivery of solutions to OEMs. This gives the two companies a formidable advantage in natural gas engine and vehicle development as the industry moves towards offering next-generation natural gas vehicles.

"As concern about transportation greenhouse gas emissions continues to grow, one of the simplest and cost-effective approaches for OEMs is to offer HPDI 2.0 natural gas versions of their commercial vehicles," said David Demers, Westport's CEO. "HPDI 2.0 is compatible with the world's most advanced diesel engines and offers a fast path to market for high-performance trucks and off-road vehicles. It does not compromise performance yet delivers greenhouse gas benefits along with lower-cost fuel. When renewable natural gas (RNG) such as landfill gas is used, HPDI 2.0 can reduce the production of greenhouse gas emissions by more than 80% compared to equivalent diesel trucks."

"One of the biggest challenges faced by the commercial vehicle industry today is finding affordable ways to reduce greenhouse gas emissions, including CO2, while further lowering conventional emissions," said Helmut List, CEO of AVL. "AVL's powertrain engineering experience and testing solutions, combined with this exciting new HPDI 2.0 technology, will create great opportunities for our customers."

AVL has been delivering advanced powertrain solutions to global OEMs for decades and will work with Westport to market and provide the HPDI 2.0 solutions to customers for rapid adoption. AVL's global network of more than 7,470 employees and numerous technical centres will be available to support parallel engine development programs to ensure OEMs can take advantage of this cutting-edge technology.

AVL and Westport will collaborate through shared technology and engineering processes, and the companies will establish a Strategic Governance Group to provide long-term relationship oversight. Meanwhile, OEM customers will continue to source HPDI 2.0 components and technology directly from Westport. For competitive reasons, further terms and conditions of the agreement have not been disclosed.

Westport HPDI 2.0 is the only natural gas technology capable of delivering performance and fuel economy equivalent to that of current high performance diesel-fuelled engines. This combination of high performance and high efficiency is critical for heavy-duty engines in demanding commercial applications. HPDI 2.0 is fully compatible with natural gas from renewable sources, which is increasingly available in the transportation marketplace.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

About AVL

AVL is the world's largest independent company for the development, simulation and testing technology of powertrains (hybrid, combustion engines, transmission, electric drive, batteries and software) for passenger cars, trucks and large engines. As of 2014 AVL had more than 7,470 employees worldwide and annual sales of EUR 1.15 billion.  To learn more about AVL, go to www.avl.com.

This press release contains forward-looking statements, including statements regarding the qualities and performance of HPDI 2.0, the timing and delivery of the referenced components and commercial production, production capacity and the timing thereof, the ease of and methods of manufacturing, service, integration and support for HPDI 2.0 trucks, the establishment of the referenced strategic governance group and functioning of the collaborative relationship with AVL, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, technology innovations, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

Image with caption: "Westport Innovations Inc. (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20151218_C7690_PHOTO_EN_567203.jpg

Image with caption: "AVL List GmbH. (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20151218_C7690_PHOTO_EN_567166.jpg

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: +1 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, Westport, T: +1 604-718-2011, media@westport.com; Michael Ksela, AVL Company Spokesman, T: +43 664 132 81 78, Michael.ksela@scoopandspoon.com

CO: Westport Innovations Inc.

CNW 08:00e 18-DEC-15